Teradata Corporation

2835 Miami Village Drive

Miamisburg, OH 45342

December 16, 2008

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Teradata Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 3, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 15, 2008

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Filed November 12, 2008

File No. 001-33458

Dear Mr. Kronforst,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated December 2, 2008 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2007 filed on March 3, 2008 (the “2007 Form 10-K”); its Form 10-Q for Fiscal Quarter Ended March 31, 2008 filed on May 15, 2008; and its Form 10-Q for Fiscal Quarter Ended September 30, 2008 filed on November 12, 2008 (File No. 001-33458). The comments from your Comment Letter are included below in bold. The Company’s response follows each comment.

Form 10-K for Fiscal year Ended December 31, 2007

Item 1. Business, page 4

General

1.	We note that 25% of your 2007 revenues were derived from sales in your Europe, Middle East and Africa segment. Syria, Iran, and Sudan have been identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. sanctions and export controls. Tell us whether you have any past, current, and anticipated operations in, or other contact with, Syria, Iran, and Sudan, and if so, please describe them. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any.

Response:

The Company has no past, current or anticipated direct presence in Syria, Iran or Sudan, and did not make any sales to these countries during 2005, 2006, or 2007. In addition, the Company is not aware of any sales of its products to, or any other business contacts with, either Iran or Sudan during 2005, 2006 or 2007. The Company is aware that a foreign subsidiary of its former parent sold a small amount of computer equipment of non U.S.-origin and related services from outside the United States to Syrian customers in 2005, 2006 and 2007. To our knowledge, no U.S. personnel of the Company or its former parent facilitated or approved these sales, and the services were performed by outside contractors. Revenue from these sales of products and services totaled approximately $850 thousand, $280 thousand and $1 thousand for 2005, 2006 and 2007, respectively.

We are unaware of any sales to customers in Syria subsequent to the Company being spun off from its former parent, which was effective as of September 30, 2007. Moreover, we do not anticipate sales or other contact in the future with Iran, Sudan or Syria.

2.	In future filings, ensure that you have provided all of the information required by Item 101(c)(1)(xii) of Regulation S-K regarding the material effects that compliance with federal, state and local environmental laws may have upon your capital expenditures, earnings and competitive position. We note your statement in the risk factor entitled “Environmental Liabilities…,” on page 20 that you are subject to a wide range of environmental laws and that your product distribution, logistics and waste management costs may increase and may adversely impact your financial condition as a result of compliance with certain environmental laws.

Response:

While the Company is subject to the risk of environmental liabilities, (i) there have not been any known actual material effects that compliance with environmental provisions has had upon the capital expenditures, earnings and competitive position of the Company and its subsidiaries, and (ii) there are no material estimated capital expenditures for environmental control facilities planned.

In future filings, the Company will provide all of the information required by Item 101(c)(1)(xii) of Regulation S-K regarding the material effects, if any, that compliance with federal, state and local environmental laws may have upon our capital expenditures, earnings and competitive position.

Item 3. Legal Proceedings, page 27

3.	In future filings, ensure that you have provided all of the information required of Item 103 of Regulation S-K. We note that you are involved in a lawsuit in regard to the False Claims Act. Identify the court where the proceeding is pending, the date instituted, the principal parties, the factual basis alleged to underlie the proceeding and the relief sought.

Response:

The Company still has not been served and, therefore, technically is not a party to the False Claims Act lawsuit referred to under the legal proceedings disclosure on page 27 of the 2007 Form 10-K. Accordingly, the additional information requested above is not required to be disclosed under Item 103 of Regulation S-K. Moreover, as noted in such legal proceedings disclosure, the False Claims Act lawsuit was filed under seal and, therefore, is not subject to public disclosure. As a result, we would prefer not to provide the additional requested detail at this time.

In future filings, the Company will provide all of the information required of Item 103 of Regulation S-K for all material legal proceedings.

4.	We note that you have conducted your own internal investigation related to the False Claims lawsuit and have reported questionable conduct to the Department of Justice. We note that in the second quarter of 2008 you increased the reserve with respect to this claim. Please explain to us the circumstances that led to this increase.

Response:

During the course of the Company’s investigation regarding the False Claims Act lawsuit, the Company determined that certain additional contingent liabilities associated therewith had become reasonably estimable and probable. The Company, therefore, increased its reserve to include such contingent liabilities in accordance with SFAS 5.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Future Trends, page 31

5.	We note your general discussion and your statement that your outlook remains positive. In future filings, please expand your discussion to provide insight into not only material opportunities, but also challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).

As one example, we note that sales of your products have been decreasing as a percentage of revenue, while sales of services have been increasing as a percentage of revenue. We also note that your services have lower margins. Explain the terms of your service agreements with your customers, the reasons why customers would purchase your products versus your services, why your product sales are decreasing as a percentage of revenue, how this will impact future results, and if you expect this trend to continue. As another example, in your Form 10-Q for the quarter ended September 30, 2008, you indicate that there is a risk pricing pressure could occur in the future. Expand your discussion to specify whether this applies to your products or services, why you think this could occur, how it will impact your operations and how you plan to address any impacts.

Response:

In future filings, the Company will expand its discussion of the type of topics referenced above, as appropriate and to the extent required by Item 303 of Regulation S-K. For example, when referring to the risk of future pricing pressure on the Company’s operations, the discussion could include, among other things, the potential impact of a more prolonged economic downturn on capital spending by our customers, the areas of our business that may be impacted, and actions that the Company plans to take to mitigate these risks.

Results From Operations for the Years Ended December 31, 2007, 2006 and 2005, page 32

6.	In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. In future filings, revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term “primarily” to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). As an example, you indicate that product revenue increased 10% in 2007 from 2006 primarily due to capacity expansions and technology upgrades by existing customers and well as new customers, and that service revenue increased 11% in 2007 from 2006 driven by strong growth in both professional services and annuity support services. Quantify the amounts by which sales increased to new and existing customers and the amounts by which sales of professional services and annuity support services increased.

Response:

In future filings, the Company will quantify the impact of the various operational drivers, where feasible and if such information is reasonably reliable. An example of an operational driver that could be described quantitatively in such manner is the effect of increased service activity on revenue growth in a particular period. If that were the circumstance, the Company could identify the revenue growth driven by maintenance services and professional and installation-related services separately, rather than a general reference to services revenue growth in total. It should be noted; however, that in some cases, it is impractical to quantify the impact of separate operational drivers.

7.	We note that you refer to “annuity” support services in your discussion of service revenue increases. Consider adding disclosures to your future filings that specifically identifies the services that you consider to be annuity services and allows readers to understand the typical length of the annuities. As part of your disclosures, consider including a discussion of the percentage of customers that renew.

Response:

In future filings, the Company will clarify its service offerings and consider the additional disclosures mentioned above. On occasion the Company uses the term “annuity support services” to refer to maintenance services offered by the Company. Based on the Staff’s comment, we believe that the term “maintenance services” is preferable and will use it consistently in future filings.

Item 8. Financial Statement and Supplementary Data

Note 1. Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 49

8.	In your future filings, please include specific disclosures regarding how you evaluate whether fees due from resellers are fixed and determinable. We note that such transactions were the source of the recent revenue error that was material to the first quarter of 2007.

Response:

In future filings, the Company will expand its revenue policy description to include how it evaluates whether fees due from resellers are fixed and determinable including factors such as payment terms, return rights, price protection, and the financial wherewithal of the reseller to pay absent the sale of the product to the end user customer.

Note 10. Commitments and Contingencies

Contractual and Other Commercial Commitments, page 69

9.	We note your disclosure regarding lease obligations which indicates you have leases on facilities in various domestic and international locations, as well as on properties currently owned by NCR and partially utilized by the company. Please tell us how you have considered the disclosure requirements of paragraph 16 of SFAS 13.

Response:

SFAS 13 requires certain disclosures for both capital and operating leases held by the registrant. The Company does not have any capital leases. For operating leases, the Company is required to give a general description of its leasing arrangements; future minimum rental payments required for each of the succeeding five years; the total minimum rentals to be received under noncancelable subleases; and rental expense for each period for which an income statement is presented, with separate amounts for minimum rentals, contingent rentals, and sublease rentals. In the 2007 Form 10-K the Company included a general description of its leasing arrangements. The filing also disclosed future minimum lease obligations for the succeeding five years, although future rentals to be received from subleases were not shown. Additionally, the Company inadvertently omitted the disclosure for actual rental expense for each period for which an income statement was presented (years 2005, 2006 and 2007).

The Company’s actual rental expense was $7 million, $2 million and $3 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company had no contingent rentals for these periods, but received sublease rentals of $4 million for each of the years ended December 31, 2007 and 2006. The Company will include such disclosure in future Form 10-K filings. Below is an example showing future operating lease commitments and committed subleases:

In millions	Total Amounts	2008	2009	2010	2011	2012
Operating lease obligations	$53	$15	$13	$10	$8	$7
Sublease rentals	(19)	(5)	(5)	(4)	(3)	(2)

Total committed operating leases and sublease rentals	$34	$10	$8	$6	$5	$5

Part III – Incorporated from Definitive Proxy Statement Filed March 3, 2008

Election of Directors, page 7

10.	In future filings, please eliminate any gaps for the past five years in the biographies of the executive officers and directors. For example, specify for how long Mr. Prahalad has been with the University of Michigan, what Mr. Ringler did after he left Illinois Tool Works in 2004 until he joined NCR in March 2005, what Mr. Boykin has done since he left CSC in June 2003, and what Mr. Lund did after he left Mariner Health Care in 2004 until he joined DemandTec in December 2006.

Response:

In future filings, the Company will disclose the fact that certain of its directors are retired from active employment, as it did with Mr. Stavropoulos, for example, on page 7 of the Company’s Definitive Proxy Statement filed March 3, 2008 (the “2008 Proxy Statement”). In addition, the Company will describe any other business experience during the past five years for each of its directors, executive officers and any person nominated or chosen to become a director or executive officer.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Incentives

The Annual Incentive Program, page 21

11.	We note your discussion of the annual incentive target award opportunities for Messrs. Koehler, Langos, Harrington and Fair in this section and on pages 32 to 34 as well as your discussion of the Business Performance Plan on page 35. We also note that NEOs received bonuses under the MIP and BPP for 2007. In future filings, explain for each NEO the reasons for the amount of each element of compensation awarded to him, including a discussion of whether the targets were met and by what margin they were, or were not, met. Describe the accomplishments that resulted in the awards to enable shareholders to better understand the nature of the accomplishments and how they benefited the company.

Response:

In future filings, the Company will describe the reasons for the amount of each element of compensation awarded to each of its NEOs and related performance by the officers to the extent material and necessary to an understanding of the Company’s executive compensation program. If applicable, future filings will also include a discussion of whether and to what extent the annual incentive targets under the Teradata Corporation Management Incentive Plan were met.

Long-Term Incentives, page 24

12.	In future filings, quantify the total value established for the long-term incentives awarded to each NEO and explain how such amounts were determined. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The information requested in this comment regarding long-term incentive awards made by the Company is provided under the caption “Pull Forward Awards” on page 26 of the 2008 Proxy Statement.

Grants of Plan-Based Awards

2007 Non-Equity Incentive Plan Awards

Management Incentive Plan, page 32

13.	We note your detailed discussion of the target opportunities for Messrs. Koehler and Langos. It does not appear that similar disclosure was provided for Messrs. Harrington and Fair. Please advise.

Response:

Messrs. Harrington and Fair were not executive officers of NCR Corporation and, therefore, not eligible to participate in the NCR Management Incentive Plan (the “NCR MIP”). As a result, the target opportunities under the NCR MIP disclosed on pages 32 to 35 of the 2008 Proxy Statement include Messrs. Koehler and Langos, as the only NEOs who participated in that plan. Details concerning the annual incentive opportunities for the other NEOs, including Messrs. Harrington and Fair, are found on pages 35 to 37 of the 2008 Proxy Statement.

14.	Ensure that in future filings, to the extent non-GAAP measures are used in targets or otherwise referred to in determining levels of executive compensation, you should explain how each non-GAAP amount is calculated from your audited financial statements. Refer to Instruction 5 of Instructions to Item 402(b) of Regulation S-K.

Response:

In future filings, the Company will provide the information required to be disclosed pursuant to Item 402(b) of Regulation S-K to the extent non-GAAP measures are used in the same manner as provided with respect to the “CNOP” non-GAAP measure defined on pages 37 and 38 of the 2008 Proxy Statement.

Item 15. Exhibits, Financial Statement Schedules, page 77

15.	We note your disclosure in your definitive proxy statement that you signed offer letters with each of your NEOs in connection with the spin-off. However, it appears that you have not filed the letters for Messrs. Langos, Harrington and Fair. Please promptly file these letters, or provide us with your analysis as to why they are not required to be filed under Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

As is the case with nearly all of the offer letters that the Company provided to its employees at the time of the spin off of Teradata from its former parent company, the offer letters for Messrs. Langos, Harrington and Fair do not include any binding terms with respect to their compensation. The only binding terms in the letters for these NEOs are standard binding covenants, such with respect to confidentiality and non-competition restrictions. However, these binding terms do not constitute compensatory plans, contracts or arrangements under Item 601(b)(10)(iii)(A). Moreover, because the offer letters for Messrs. Langos, Harrington and Fair were generally in the standard form the Company provided to employees generally, they should fall within the exception to 601(b)(10)(iii)(A) found in paragraph 601(b)(10)(iii)(C)(4). As a result, we determined that the offer letters for Messrs. Langos, Harrington and Fair were not required to be filed under Item 601(b)(10).

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 1. Financial Statements

Note 2. Revision of Prior Period Financial Statements, page 6

16.	We note that you restated your financial statements related to the first quarter of 2007. Please explain to us why you did not file an Item 4.02 Form 8-K. As you have restated financial statements that were filed under Regulation S-X, it is unclear to us how you complied with Item 4.02(a) of the form. Note that disclosure in your periodic reports would not be sufficient as explained in Question 101.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. This guidance clearly states that “all Item 4.01 and Item 4.02 events must be reported on Form 8-K.”

Response:

Management assessed the materiality of the overstatement of revenue in the fourth quarter of 2006 and concluded that it was not material to either the three or twelve months ended December 31, 2006, or the twelve months ended December 31, 2007. However, management did conclude that the understatement of revenue was material to the three months ended March 31, 2007 (“Q1 2007”). In connection with this conclusion, the Company considered the reporting requirement under Item 4.02 of Form 8-K. Teradata was not a separate registrant until September 30, 2007, the date Teradata was spun off from its former parent. Accordingly, the Company did not file a Form 10-Q for Q1 2007. The only time that Teradata’s financial statements for Q1 2007 were filed in their uncorrected form was in the Company’s amended Registration Statement on Form 10 filed on July 2, 2007. That filing was later superseded by an amended Form 10, filed on August 21, 2007, in which the Q1 2007 financial statements were replaced with the financial statements as of and for the six months ended June 30, 2007. We, therefore, concluded that there are no prior filings subject to the reporting requirements under Item 4.02(a) for Form 8-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended September 30, 2008 Compared to the Three Months Ended September 30, 2007

Gross Margin, page 18

17.	We note your statement that gross margins increased in the reporting period due to an improved “deal mix.” In future filings, avoid the use of jargon and explain the meaning of this term.

Response:

In future filings, the Company will avoid the use of undefined jargon and clearly define terms used for which the meaning may be unclear to the reader. The term “deal mix,” as used in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2008, refers to the revenue mix of our product sales consummated in a particular period, including both hardware versus software content, and Teradata versus third-party content. We defined this term in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2007, as well as the earnings conference call for the third quarter of 2007. We believe the investment community understands our use of this term, but we will more clearly define it if used in future filings.

* * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (678) 577-5902 if there are any comments or questions concerning the forgoing or if we can be of assistance in any way.

Sincerely,

/s/ Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer
Teradata Corporation

cc:	Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP

Michael F. Koehler, Director, President and Chief Executive Officer

James M. Ringler, Chairman of the Board of Directors